RADICA GAMES LIMITED
                         REPORTS SECOND QUARTER RESULTS

FOR IMMEDIATE RELEASE                  CONTACT:  PATRICK S. FEELY
JULY 30, 2001                                    PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201

(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today financial results for the second quarter ended June 30, 2001. Net loss for the quarter was $3.7 million or $0.21 per fully diluted share compared to a net loss of $17.4 million or $0.98 per share for the second quarter of 2000. Excluding one time charges of $10.2 million taken in the second quarter of 2000, the operating loss for second quarter of 2001 improved to $3.8 million from an operating loss before one time charges of $8.3 million in 2000.

Net sales for the quarter were $10.3 million compared to $13.1 million for the same period in 2000 due to a decrease in ODM sales of handheld games to Hasbro and a decrease in sourcing business due to a large order shipped in Q2 2000. Excluding sales to Hasbro and the sourcing business, Radica's sales increased by 14% versus the second quarter of 2000.

"The results of the second quarter were consistent with our expectations reflecting the difficult market conditions experienced throughout the first half of 2001 in the industry. As in the first quarter, sales movement at retail met or exceeded our expectations but retailers continued to reduce inventories and defer replenishment orders. While we expect a profitable second half, a return to profitability for the full year will depend upon how aggressively retailers stock for the Christmas season. This will depend upon their perception of the strength of the economy over the next few months," said Pat Feely, Radica's President and CEO.

"In light of our continued strong balance sheet and steadfast belief in the future, we are continuing to invest in product development and marketing during 2001 to build the solid future that is possible for Radica. During the quarter we made significant progress toward our strategic diversification objectives. The launch of the Gamester(R) line of video game accessories ("VGA's") was well received at the E3 Electronic Entertainment Expo in Los Angeles during May and the development of products for the three new platforms being launched this year, including Game Boy Advance, Game Cube and Xbox(TM), is in full swing. We are particularly pleased with the early retail sales in the UK for our line of Game Boy Advance accessories and look forward to the U.S. launch of our licensed line of Microsoft Xbox(TM) peripherals this fall," said Feely.

The Company reported that gross margin for the quarter increased to 34.9%, up from 26.7% in the first quarter. This resulted from a mix shift to a higher percentage of regular Radica products sales versus ODM, sourcing and closeout sales in the first quarter together with improved VGA margins for the newly shipped Game Boy Advance products. Operating expenses were $7.3 million marginally up from $6.9 million in the first quarter due to the timing of advertising expenditures for the spring selling season, but down significantly from the Q2 2000 pre-restructuring number of $10.9 million due to the effects of the reorganization the Company undertook in 2000 as well as a reduction in amortization costs.

Cash held solidly at $21.8 million compared to $20.6 million on June 30, 2000, and $23.1 million on December 31, 2000. During the six months ended June 30, 2001, the company also repaid $3.8 million of debt, leaving total debt at $9.1 million, down from $12.9 million at 31 December 2000. Following normal seasonality patterns receivables declined to $8.1 million from the December 31, 2000 level of $25.9 million and June 30, 2000 level of $8.9 million. Inventories also following seasonal patterns increased to $19.5 million from $14.0 million on December 31, 2000, but were substantially below the June 30, 2000 level of $27.7 million. Net book value stands at $3.4 per share with tangible net worth at $2.8 per share.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com

Xbox and Microsoft are trademarks of Microsoft Corporation.


                                   -- END --

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                      Three months ended June 30,      Six months ended June 30,
except per share data)                         ----------------------------    ----------------------------
                                                   2001           2000*           2001            2000*
                                                (unaudited)    (unaudited)     (unaudited)     (unaudited)
                                               ------------    ------------    ------------    ------------
REVENUES:
Net sales                                      $     10,295    $     13,120    $     22,068    $     30,463
Cost of sales                                        (6,707)        (19,377)        (15,338)        (31,950)
                                               ------------    ------------    ------------    ------------
Gross profit                                          3,588          (6,257)          6,730          (1,487)
                                               ------------    ------------    ------------    ------------
OPERATING EXPENSES:
Selling, general and administrative expenses         (4,891)         (8,055)         (9,442)        (12,805)
Research and development                             (1,446)         (1,451)         (2,761)         (2,824)
Depreciation and amortization                        (1,011)         (1,348)         (2,014)         (2,728)
Restructuring charge                                   --            (1,369)           --            (1,369)
                                               ------------    ------------    ------------    ------------
Total operating expenses                             (7,348)        (12,223)        (14,217)        (19,726)
                                               ------------    ------------    ------------    ------------
OPERATING LOSS                                       (3,760)        (18,480)         (7,487)        (21,213)

OTHER INCOME                                             15             263              24             495

NET INTEREST INCOME                                      51             158              77             478
                                               ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                             (3,694)        (18,059)         (7,386)        (20,240)

(PROVISION) CREDIT FOR INCOME TAXES                     (41)            703             (73)            692
                                               ------------    ------------    ------------    ------------
NET LOSS                                       $     (3,735)   $    (17,356)   $     (7,459)   $    (19,548)
                                               ============    ============    ============    ============
BASIC AND DILUTED LOSS PER SHARE               $      (0.21)   $      (0.98)   $      (0.42)   $      (1.11)
                                               ============    ============    ============    ============
BASIC AND DILUTED WEIGHTED AVERAGE
SHARE OUTSTANDING                                17,613,303      17,625,930      17,589,722      17,616,663
                                               ============    ============    ============    ============

* Restated to conform with 2001 presentation.


                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                           June 30,         December 31,
                                                                          -----------       ------------
(US Dollars in thousands, except share data)                                 2001              2000
                                                                          -----------       ------------
                                                                          (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                  $ 21,837          $ 23,097
Accounts receivable, net of allowances for doubtful accounts
of $1,882 ($2,073 at Dec. 31, 2000)                                           8,115            25,931
Inventories, net of provision of $4,386 ($5,788 at Dec. 31, 2000)            19,492            13,971
Prepaid expenses and other current assets                                     2,896             1,574
Income taxes receivable                                                       3,913             4,277
Deferred income taxes                                                           223               223
                                                                           --------          --------
          TOTAL CURRENT ASSETS                                               56,476            69,073
                                                                           --------          --------
PROPERTY, PLANT AND EQUIPMENT, NET                                           17,014            17,975
                                                                           --------          --------
INTANGIBLE ASSETS, NET                                                       10,662            11,353
                                                                           --------          --------
DEFERRED INCOME TAXES, NONCURRENT                                               993               993
                                                                           --------          --------
          TOTAL ASSETS                                                     $ 85,145          $ 99,394
                                                                           --------          --------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                      $  1,814          $  3,780
Accounts payable                                                              7,645             8,027
Current portion of long-term debt                                             3,648             3,648
Accrued payroll and employee benefits                                         1,191               950
Accrued expenses                                                              6,817             9,834
Income taxes payable                                                            237               215
Deferred income taxes                                                            79                79
                                                                           --------          --------
          TOTAL CURRENT LIABILITIES                                          21,431            26,533
                                                                           --------          --------
LONG-TERM DEBT                                                                3,649             5,473
                                                                           --------          --------
          TOTAL LIABILITIES                                                  25,080            32,006
                                                                           --------          --------
SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,625,345 shares outstanding (17,564,297 at Dec. 31, 2000)                   176               176
Additional paid-in capital                                                    1,945             1,855
Retained earnings                                                            57,927            65,386
Cumulative translation adjustment                                                17               (29)
                                                                           --------          --------
          TOTAL SHAREHOLDERS' EQUITY                                         60,065            67,388
                                                                           --------          --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $ 85,145          $ 99,394
                                                                           ========          ========
